07020771

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Date	December 18, 2006
Direct phone	+31 23 546 32 38
Direct fax	+31 23 546 39 12
E-mail	m.damad.vnu.com
Subject	**ADR file nr. 82-2876**

Dear Sirs,

Please find enclosed the following press releases, dated December 18, 2006:

VNU BEGINS MAJOR CORPORATE TRANSFORMATION

VNU AGREES TO SELL BUSINESS MEDIA EUROPE TO 3i

With kind regards,
VNU bv

Marianne Damad

PROCESSED
FEB 07 2007
THOMSON FINANCIAL

dw 2/2

1.1.001 02.99

Press release

ADR file number 82-2876

Date December 18, 2006

VNU AGREES TO SELL BUSINESS MEDIA EUROPE TO 3i

Haarlem, the Netherlands – VNU Group B.V., a leading global information and media company, said today it has agreed in principle to sell substantially all of its Business Media Europe (BME) group to 3i, Europe's leading private-equity and venture capital company. The agreement is subject to compliance with all applicable employee consultations and regulatory clearances.

VNU announced on October 2, 2006 that it planned to explore strategic alternatives for BME, including a possible sale of the business. The strategic review did not include VNU Business Media U.S.A., or VNU's joint venture with Jaarbeurs – VNU Exhibitions Europe B.V. – with activities in the Netherlands and China.

The proposed sale to 3i would include BME's operations in the United Kingdom, the Netherlands, Spain, Italy, Germany and Belgium. The proposed sale of BME's business in France is still under discussion.

About VNU Business Media Europe

VNU Business Media Europe (BME) is one of the leading b2b publishing companies in Europe, serving business professionals in the U.K., Germany, France, Italy, the Netherlands, Belgium and Spain through seven wholly owned operating companies. Specialized in such areas as technology, business and finance, and recruitment, BME delivers valuable news and information through more than 70 print titles, including such premier brands as *Intermediair, Computing, Computable, Accountancy Age* and *Management Team*. BME also offers a range of associated e-media and websites, including VNUnet, an online news and information network for the IT industry that reaches more than 10 million unique visitors each month. BME continues to expand its offerings by leveraging its unique mix of cross-media platforms to meet the communications needs of its clients. For more information, visit www.vnubme.com.

About 3i

3i is a world leader in private equity and venture capital. The firm focuses on Buyouts, Growth Capital, Venture Capital and Infrastructure and invests across Europe, the United States and Asia. The firm's competitive advantage comes from its international network and the strength and breadth of its relationships in business. These underpin the value that 3i delivers to its portfolio and to its shareholders.

About VNU

VNU is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen), media information (Nielsen Media Research), business publications (*Billboard, The Hollywood Reporter, Computing, Intermediair*) and trade shows. The privately held company is active in more than 100 countries, with headquarters in Haarlem, the Netherlands, and New York, USA. VNU employs approximately 42,000 people and had total revenues of EUR 3.5 billion in 2005. For more information, visit www.vnu.com.

Press contact	Will Thoretz	New York	+1 646 654 8133
Investor Relations	Peter Wortel	Haarlem	+31 23 546 36 92

VNU Group B.V. / Corporate Communications / Investor Relations
P.O. Box 1, 2000 MA Haarlem, The Netherlands / Telephone +31 23 546 36 00 / Fax +31 23 546 39 12
www.vnu.com

1.1.001 02.99

Press release

ADR file number 82-2876

Date December 18, 2006

VNU BEGINS MAJOR CORPORATE TRANSFORMATION

Strategy and Structure to Enhance Client Service and Product Innovation

NEW YORK and HAARLEM, the Netherlands – VNU Group B.V., a leading, independent global information and media company, today announced a new organizational and leadership structure that is intended to transform VNU into a more successful and efficient enterprise. The far reaching, strategic plan – spearheaded by VNU's newly elected CEO David L. Calhoun – will allow the company to focus more completely on the needs of its clients worldwide and invest strategically for the future. Implementation of the plan will begin on January 1, 2007.

"The changes we are announcing today are an important first step in our efforts to make this extremely strong global franchise even more competitive, and to improve the ways we serve our clients worldwide," noted Mr. Calhoun. "This strategy – and supporting structure – give us the flexibility and speed we need to respond to evolving market imperatives and access more of the resources we need to continue investing aggressively for the future. It accelerates our transformation into a single, truly integrated operating company that is focused completely on providing our clients with the products and expertise they need to succeed."

Susan Whiting Promoted to EVP

Under the new strategy, VNU will combine product innovation, research and development, and marketing into a single organization under the leadership of Susan D. Whiting, who will serve as executive vice president of VNU. In this expanded role, Ms. Whiting will work across the entire company to identify new product opportunities and fast-track their development and commercialization. She will report directly to Mr. Calhoun and provide counsel to VNU's Supervisory Board. Ms. Whiting, presently president and CEO of Nielsen Media Research, will become chairman of that group and will continue to be responsible for its media and entertainment businesses.

Unified Client Servicing

VNU also will begin a transition to a unified, global client service organization that will allow it to present "one face" to its clients worldwide, simplifying client interactions and ensuring that VNU maintains a constant focus on the needs of clients in every aspect of its business. The goal is to call on all relevant capabilities and expertise across VNU to offer a full spectrum of integrated solutions to clients, while seeking new ways to add value.

VNU Group B.V. / Corporate Communications / Investor Relations
P.O. Box 1, 2000 MA Haarlem, The Netherlands / Telephone +31 23 546 36 00 / Fax +31 23 546 39 12
www.vnu.com

Press release

Initial steps to unify client service will be guided by the presidents of ACNielsen's five geographic regions, who will report directly to Mr. Calhoun:

- John Lewis, currently president and CEO of ACNielsen U.S., will take on an expanded role as head of ACNielsen North America. Pat Gardiner, president of ACNielsen Canada, will report to Mr. Lewis.

- Pat Dodd is named president of ACNielsen Europe, succeeding Frank Martell, ACNielsen's chief operating officer, who previously ran the European business in addition to his global responsibilities and who has elected to leave the company.

- Arturo García Castro, president of ACNielsen Latin America; Nonoy Niles, president of ACNielsen Asia Pacific; and Lennart Bengtsson, president of ACNielsen Eastern Europe, Middle East and Africa, will continue in their expanded roles.

With these changes, VNU is phasing out its group organizational structure, including Marketing Information, led by Steve Schmidt, president and CEO of the group, who has announced his intention to leave the company.

Global Business Services

Taking advantage of its size and scale as one of the world's premier information services companies, VNU will centralize operational and IT functions in a new Global Business Services organization. The company is conducting an external search for a world-class executive to lead this organization. In the interim, the Global Business Services team will report to Mr. Calhoun.

Business Media

As previously announced, VNU Business Media, which includes major titles such as *The Hollywood Reporter*, *Adweek* and *Billboard*, has been reorganized into six market-focused groups – Marketing, Retail, Film, Music, Marketing Services & Travel, and Residential & Commercial Building Design, under the leadership of Robert Krakoff. Mr. Krakoff will continue to report to Mr. Calhoun.

Reinvesting in Growth

In addition to announcing a new operating model for the company, VNU said it plans to achieve a permanent reduction in its cost base of 10 percent over the course of 2007.

Savings will enable the company to improve profitability and invest in new products. The majority of cost-savings will be achieved through business-process simplification, organizational de-layering, and real estate and IT consolidation. The company expects a reduction in force of as many as 4,000 positions over the course of 2007, with most of the job cuts coming from non-client-facing activities, Mr. Calhoun said.

The company plans to reinvest in major growth initiatives, including:

- Nielsen Media Research's Anytime Anywhere Media Measurement (A2/M2) plan to cover the transition to digital media and the growth in personal video devices.

- NielsenConnect, the "follow the consumer" service that will combine VNU's consumer, retail and media information, including the newly formed Nielsen In-Store business, to provide new insights into marketing effectiveness. NielsenConnect is headed by Jon Mandel, who reports to Mr. Calhoun.

- ACNielsen Loyalty, a new service to help retailers manage and enhance their frequent-shopper data to provide more targeted offerings to consumers.

- Enhanced media integration, which will combine marketing and media information and editorial content in new digital platforms for Business Media's advertisers and audiences.

Mr. Calhoun noted, "We operate our businesses in markets that are becoming more complex, and more fragmented, and more technology-driven than ever. The changes we are making today will help us integrate the media and consumer information that our clients need to succeed. We have outstanding capabilities in our businesses and the right leadership in place, and I am confident that we will move forward to set new standards of innovation and success."

About VNU

VNU is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen), media information (Nielsen Media Research), business publications (*Billboard, The Hollywood Reporter, Computing, Intermediair*) and trade shows. The privately held company is active in more than 100 countries, with headquarters in Haarlem, the Netherlands, and New York, USA. VNU employs 42,000 people and had total revenues of EUR 3.5 billion in 2005. For more information, visit www.vnu.com.

Contact: Jack Loftus New York +1. 646. 654. 8360

END